UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Revolve Group, Inc.
(Name of Issuer)
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
76156B107
(CUSIP Number)
December 31, 2019
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76156B107

1	Name of Reporting Person: TSG6, L.P. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,384,340*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,384,340*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 13,384,340*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.7% **
12		TYPE OF REPORTING PERSON PN

* As of December 31, 2019.  Represents an equal number of shares of Class B Common Stock, which is convertible into Class A Common Stock on a one for one basis at any time at the holder’s election, and converts automatically upon any transfer.  Such shares are directly held by TSG Eminent Holdings, L.P. for the benefit of TSG6, L.P.

** Based on 13,531,399 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 76156B107

1	Name of Reporting Person: TSG6 Management LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,384,340*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,384,340*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 13,384,340*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.7% **
12		TYPE OF REPORTING PERSON OO

* As of December 31, 2019.  Represents an equal number of shares of Class B Common Stock, which is convertible into Class A Common Stock on a one for one basis at any time at the holder’s election, and converts automatically upon any transfer.  Such shares are directly held by TSG Eminent Holdings, L.P. for the benefit of TSG6, L.P. TSG6 Management LLC is the general partner of TSG Eminent Holdings, L.P. and TSG6, L.P.

** Based on 13,531,399 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 76156B107

SCHEDULE 13G

Item 1(a)	Name of Issuer: Revolve Group, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 16800 Edwards Road, Cerritos, CA 90703
Item 2(a)
Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (together, the “Reporting Persons”):

(i) TSG6 L.P.
(ii) TSG6 Management LLC
The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office, or if None, Residence: c/o TSG Consumer Partners, LLC, 600 Montgomery Street, Suite 2900, San Francisco, CA 94111
Item 2(c)	Citizenship or Place of Organization: TSG6, L.P. is a Delaware limited partnership and TSG6 Management LLC is a Delaware limited liability company.
Item 2(d)	Title of Class of Securities: Class A Common Stock, $0.001 par value
Item 2(e)	CUSIP Number: 76156B107
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the persons filing are: Not Applicable

CUSIP No. 76156B107

Item 4
Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

The shares reported herein are directly held by TSG Eminent Holdings, L.P. ("Eminent") for the benefit of TSG6 L.P. TSG6 Management LLC is the general partner of Eminent and of TSG6 L.P. and has sole voting and dispositive power over the shares reported herein. Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of the Class: Not Applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10	Certification: Not Applicable

CUSIP No. 76156B107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 22, 2020

TSG6 L.P.
By:	/s/ Jessica Duran
Name: Jessica Duran Title: Attorney-in-Fact
TSG6 MANAGEMENT LLC
By:	/s/ Jessica Duran
Name: Jessica Duran Title: Attorney-in-Fact

CUSIP No. 76156B107
Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as Exhibit 1, and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Date:  January 22, 2020

TSG6 L.P.
By:	/s/ Jessica Duran
Name: Jessica Duran Title: Attorney-in-Fact
TSG6 MANAGEMENT LLC
By:	/s/ Jessica Duran
Name: Jessica Duran Title: Attorney-in-Fact